

September 5, 2014

Via Email
Akira Morikawa
President and Chief Executive Officer
LINE Corporation
Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan

> **Re:** **LINE Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted August 18, 2014**
> **CIK No. 0001611820**

Dear Mr. Morikawa:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to prior comment 1 that disclosure expressing your belief that emerging growth company status is not necessary because you do not intend to take advantage of any benefit accorded to emerging growth companies. Given that you retain your ability to provide scaled disclosure in future filings as an emerging growth company, disclosure regarding your emerging growth company status appears appropriate.

2. We note your response to prior comment 7 that disclosure regarding your controlled company status is not necessary because you do not plan to avail yourself of the controlled company exemptions. Given that you could decide to use the exemptions available to you as a controlled company, particularly if you lose your status as a foreign

private issuer as you note in your response, disclosure regarding your controlled company status appears appropriate. Please revise or provide an analysis as to why the risk of reliance on the controlled company exemptions is not material to investors.

Risk Factors

We may be classified as a passive foreign investment company for U.S. federal income tax purposes…, page 38

3.   As requested in our prior comment 11, disclose in this risk factor that you do not intend to provide the information that would enable your shareholders, including your ADS holders, to make a qualified electing fund ("QEF") election, which election could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.

Use of Proceeds, page 48

4.   We note your new disclosure that part of the proceeds from this offering may be used to repay outstanding debt. If a material part of the proceeds is to be used to discharge, reduce or retire indebtedness, you should describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. See Item 3.C of Form 20-F.

Dilution, page 51

5.   Please disclose the number of shares held by the existing shareholders and the total consideration paid for those shares in the next amendment. To the extent that the total consideration includes non-cash payments, include a footnote to indicate the amount of that non-cash consideration. It appears that the information regarding existing shareholders is known and may not be excluded in reliance upon Rule 430A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 61

6.   We note decreasing rates of quarterly growth in your MAU's over the periods presented among Global, Japan, Taiwan and Thailand and the Rest of the World. Please revise your disclosure to address any significant trends in the historical periods and any reasonably likely material effect of those trends on future financial performance. See Form 20-F Part I. Item 5 "Operating and Financial Review and Prospects D. Trend Information," for further guidance.

7.   We note your responses to comment 16 and 19. However, we continue to believe that the number of paying players is important information to users of your financial statements, as it is a key indicator of your ability to monetize your LINE games user base and will be

a critical component of your future growth. We note your disclosure on page 62 that your ability to monetize your user base and engagement is critical to your financial performance. Please revise your disclosures to include this information, or further explain why you do not believe it is indicative of your ability to monetize your LINE games.

8.   We note your use of measures of active users and user engagement as indicators affecting revenues and financial performance. You also disclose that your ability to monetize increases in your user base and engagement are critical to your financial performance. In this regard please tell us what consideration you gave to disclosing the revenues or bookings per user on a periodic, comparative basis for the reported periods in the filing.

Results of Operations

Comparison of the Six Months Ended June 30, 2013 and 2014

Revenues

Communication and Content

Content, page 71

9.   Please quantify the material sources of change that contributed to the changes in your revenue, including the increase due to new games and the increase due to LINE Rangers, for which revenue is recognized on a gross basis. Please also disclose the number of paying players for these periods and clarify the reasons for any difference between the percentage increase in paying players and the percentage increase in revenues. Clarify whether there have been any pricing changes, or changes in average spending per player.

10.   Tell us what consideration you gave to separately disclosing revenue you earn from each of your major games, including revenues you recognize on a gross basis and revenues you recognize on a net basis.

Advertising

LINE Advertising, page 71

11.   Please explain the nature of your LINE Free coins service that you introduced in June 2013, and your accounting policies for this service.

12.   We note your response to prior comment 20. Please disclose how you use cumulative download information in managing your business, consistent with the explanation set forth in your response. Further, tell us what consideration you gave to also disclosing the actual number of downloads performed during each period presented as this would appear to be more meaningful information and more reflective of your growth trend.

Comparison of the Year Ended December 31, 2012 and 2013

Revenues

Communication and Content

Communication, page 78

13.   We note that revenue from communication increased 389% in 2013 primarily due to an increase in volume of Sticker sales. However, based on the daily average number of stickers sent, disclosed on page 62, it appears that the volume of stickers increased 150% from January 31, 2013 to December 31, 2013. Please revise your disclosure to clarify the other sources of the increase in revenue, including whether there were any pricing increases.

Consolidated Financial Statements for the Years Ended December 31, 2012 and 2013

Notes to Consolidated Financial Statements

2.Basis of Presentation

 (1)Basis of Consolidation, page F-9

14.   We note your disclosure that on August 1, 2014 the board of directors approved the reduction of capital contributed to date by Naver, which will result in the Company owning 100% of the equity capital in LINE Plus, and that the Group's consolidated financial statements have been retroactively restated as if LINE Plus had been a wholly owned subsidiary of the Company since its establishment. Please clarify the authoritative literature you are relying on in restating your historical balance sheet and statement of operations to reflect this transaction, rather than reflecting it in a pro forma presentation. Further, please clarify the authoritative literature you are relying on in accounting for the change in minority interest, subsequent to the initial business combination, retrospectively, as if such change had occurred since the establishment of Naver.

(20)Revenue, page F-20

15.   We note your response to prior comment 40. Please clarify if you considered whether the promotional virtual credits that you issue are linked with other revenue transactions you

enter into with customers, and the authoritative accounting literature you are relying on in accounting for these credits.

(a) Line business and portal segment

(i)Communication-LINE Stickers, page F-21

16.   We note your statement in your response to prior comment 30 that you have primary responsibility for creating LINE Stickers. However, we note your disclosure on page 106 that Stickers include proprietary characters as well as characters created by third parties. Please clarify how you have primary responsibility for creating LINE Stickers with respect to characters created by third parties, and how you have primary responsibility for providing these goods.

(ii)Content and Others-LINE Games and Applications

Games developed by third-party game developers, page F-21

17.   Please clarify the following factors, and tell us how you considered such factors, as well as your responsibility to provide continuing hosting services, in determining that you do not have primary responsibility for providing the service to the customer:

- Whether you are responsible for reviewing and approving game content and have the right to terminate distribution of such content; and

- Whether the games are played as a social game among LINE Platform members and your role in providing the communication functionality necessary to play the games.

18.   We note that you state in your response to prior comment 32 that the pricing is mutually agreed between you and third-party game developer. Tell us more about this process and how the pricing is determined. As part of your response, tell us if the contract relating to the purchase of virtual goods is between you and the end user, or between the game developer and the end user. Also, clarify whether you have the discretion to change the price, either as a customary business practice, or as allowed by the contract.

19.   We note in your response to prior comment 34 you state that you allocate fees from the sale of virtual items among channeling services, payment processing services and server hosting fees. Tell us how you determined that each of these services has commercial substance on a stand-alone basis and qualifies to be accounted for as a separate unit of accounting.

20.   We note that you estimated the profit margin for your payment processing services by surveying comparable companies which also provide similar payment processing services. Clarify which companies you surveyed, how you determined that the payment processing services provided were similar to yours, and how you determined their

estimated profit margin for this stand-alone service. In this regard, clarify whether this was the only service that these companies provided for the fee. If part of a multiple element arrangement, clarify how you were able to determine the profit margin for this stand-alone service.

21.   We note in your response to prior comment 34 you state that you have to continue to provide server hosting services for two additional months until such game is terminated. Accordingly, the Company has estimated the fair value of two months of server hosting services and the revenue recognition of this amount is deferred to the two months following the announcement of the game termination. Considering that the Company will provide the hosting service over the life of the game, clarify why only two months of hosting services are allocated to this deliverable. Clarify why the fee allocated to these services does not include the fair value of hosting services that will be provided over the estimated life of the game, and why revenue is not recognized over this period.

Internally developed games and applications, page F-22

22.   We note in your response to prior comment 35 you state that you recognize Carrots immediately upon sale. However, you also indicate that each carrot is automatically "recharged", at no cost, 15 minutes after completion of each round of play, therefore obviating the need to purchase additional Carrots. Please clarify your basis for recognizing revenue immediately upon sale considering that you will continue to provide players access to the game and use of the Carrots. That is, it appears that the purchased item continues to provide benefits over the life of the game. Tell us what consideration you gave to recognizing the consumable virtual items over the life of the game. While we note that you have no history of terminating games, tell us how you considered other industry and company data as well as management's expectations regarding the life of these games.

23.   We note in your response you state that you determined that the interval between purchases of Pets served as a reasonable estimate of the usage period of the Pet. Clarify how you have determined that this is a reasonable estimate of the usage of previous Pets purchased. Clarify whether your systems track the specific usage of Pets purchased and also how you have taken into account periods of inactivity. To the extent you have not tracked specific usage for a sufficient period of time, tell us how you have considered recognizing revenue over the estimated life of the game until such history is developed.

24.   We note in your response you state that you analyzed samples of end users' purchasing behavior to derive average usage periods for the durable virtual items offered by your LINE Play application. Clarify whether your systems track the specific usage of these durable goods and also how you have taken into account periods of inactivity. To the extent you have not tracked specific usage for a sufficient period of time, tell us how you have considered recognizing revenue over the estimated life of the game until such history is developed.

25.   Tell us and clarify the basis for your disclosure as to why internally developed game, durable virtual item revenue is recognized over an estimated usage period yet the durable items are accessible over a game's life.

(iii) LINE advertising – Official Accounts and Sponsored Stickers, page F-22

26.   Please revise your disclosures to state that you recognize Official Accounts subscription revenues and Portal advertising ratably over the contract period, if true, or explain why the contract period is not the appropriate revenue recognition period.

Exhibits

27.   We note your response to prior comment 43 that you do not intend to file the data hosting agreement with NAVER Business Platform Corporation dated October 20, 2010. Please provide an analysis as to why you believe that this agreement was entered into in the ordinary course of business given that it was entered into with an affiliate and the terms of the agreement were not negotiated at arms-length. Further, explain why this agreement is not material and is not required to be filed as a related party agreement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. In this respect, we note that NAVER Business Platform Corporation is a subsidiary of the parent company that holds 100% of the company's outstanding common stock.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: Via Email
        Jinduk Han, Esq.
        Craig Brod, Esq.
        Cleary Gottlieb Steen & Hamilton